FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 30, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ACQUIRES NEW KOMATSU DUMP TRUCKS

AT ITS YAKUTUGOL OAO COAL SUBSIDIARY

Neryungri, Russia – September 30, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the acquisition of three Komatsu AFE 830E mine dump trucks at its Yakutugol OAO coal mining subsidiary as part of its capital investment program.

The mine dump trucks, with carrying capacity of 220-tonnes, will be used for overburden transportation. The new mine machinery was acquired in line with Yakutugol OAO’s technical re-equipment program. The cost of the three new machines was approximately US$10.0 million (RUR250 million).

The components of the large dump trucks were delivered from the U.S., to the port of Vladivostok, Russia, from which they were railed on special drop-frame cars to Neryungri. The machinery has arrived to Yakutugol this September.

The assembly of the two dump trucks has commenced and is planed to be completed in late October. Currently, there are 24 specialists on the repair and engineering team and technological motor pool engaged in the assembly.

The first dump trucks of 830E family were put into operation at Yakutugol in 1995. Since then, Yakutugol acquired 28 trucks of this model. Each newly acquired lot of the dump trucks had more advanced engines manufactured by German and U.K. firms, with their capacity having increased from 2300 to 2500 horse power. Most of the truck’s components have been modernized and enhanced with participation of the Yakutugol maintenance specialists. Mileage of some select trucks exceeded one million kilometers over the course of thirteen years of operation at the Neryungri open pit coal mine.

Komatsu mine dump trucks have proven they are capable to withstand the harsh environment of Yakutia. They are distinguished by high technical characteristics and reliable electric installation developed by The General Electric Company. The machines have an enhanced workability, which is accounted for by higher operational speed indicators and technical readiness coefficient, making Komatsu 830E dump trucks 30% more efficient than the ones of BelAZ.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date: September 30, 2008